Exhibit 99.1

ALCON EXECUTIVE DEFERRED COMPENSATION PLAN

EFFECTIVE DATE: January 1, 2008

Sponsored by Alcon, Inc.

ALCON EXECUTIVE DEFERRED COMPENSATION PLAN

INDEX

SECTION:

ALCON EXECUTIVE DEFERRED COMPENSATION PLAN

I. Name and Purpose

The name of the plan is the Alcon Executive Deferred Compensation Plan (the "Plan"). Its purpose is to provide certain individuals with the opportunity to defer receipt of compensation and certain stock gains arising prior to January 1, 2005 otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. This program has been adopted in recognition of the valuable service of eligible individuals and the desire to provide them with additional flexibility in their personal financial planning. This Plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

II. Effective Date

The Plan was originally effective as of October 25, 2002. This amended and restated Plan shall be effective as of January 1, 2008 and shall apply to all amounts deferred hereunder, including amounts deferred prior to January 1, 2005 and amounts deferred after such date. This Plan was operated in good faith compliance with the requirements of section 409A of the Code, Notice 2005-1, the Proposed Treasury Regulations § 1.409A-1 through 3 and 6 for periods from January 1, 2005 through December 31, 2007 and from January 1, 2008 through December 31, 2008 in good faith compliance with section 409A of the Code, Treasury Regulation sections 1.409A-1 through 3 and 6, and to the extent not addressed therein Notice 2005-1. No amount shall be treated as grandfathered under section 409A of the Code.

III. Definitions

A. **Account** means the total balance credited to a Participant's Compensation Deferral Account, Restricted Stock Deferral Account and/or Stock Option Gain Account. The Account shall not constitute or be treated as an escrow, trust fund, or any other type of funded account for Code or ERISA purposes and, moreover, contingent amounts credited thereto shall not be considered "plan assets" for ERISA purposes. The Account merely provides a record of the bookkeeping entries relating to the contingent benefits the Sponsor intends to provide the Participant and shall thus reflect a mere unsecured promise to pay amounts in the future.

B. **Affiliate** shall mean all entities that are in the same controlled group as the Company under Code sections 414(b) and (c), using an "at least 80%" ownership or control test.

C. **Arrangement** shall mean the individual agreement between the Company and the Participant under this Plan.

D.   **Beneficiary** means any person or persons so designated in accordance with the provisions of **Section IX**.

E.   **Board of Directors** means the board of directors of Alcon, Inc.

F.   **Change of Control** of the Company means

(1)   any "person" or "group" (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended from time to time (the "Exchange Act") (other than one or more Excluded Persons) becomes the owner of 25% or more of the Common Stock of the Sponsor, or, with respect to Holdings or the Participant's Employer, 33% or more of the Common Stock or 33% or more of the Common Stock of the general partner in any Employer that is a limited partnership; or

(2)   individuals, who, as of the Effective Date, constitute the Board of Directors of Sponsor, Holdings, the Participant's Employer, or (in the case of an Employer that is a limited partnership) the general partner of Participant's Employer (the "Continuing Directors") cease for any reason to constitute at least a majority of such Board; provided, however, that any individual becoming a director after the Effective Date whose election or nomination for election by the shareholders, was approved by a vote of at least a majority of the Continuing Directors will be considered as though such individual were a Continuing Director, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors.

(3)   a reorganization, merger, consolidation or similar transaction which results in the voting securities of the Sponsor, Holdings, the Participant's Employer (or, in the case of an Employer that is a limited partnership, the general partner of such Employer) outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 51% of the combined voting power of the voting securities of the Sponsor, Holdings, the Participant's Employer, or the general partner of such Employer, or such surviving or acquiring entity outstanding immediately after such merger or consolidation; or

(4)   a liquidation or dissolution of the Participant's Employer or sale of an operating division or substantially all of the assets of the Participant's Employer. In addition, for purposes of this definition the following terms have the meanings set forth below:

> **(a)**   "Common Stock" means, in the case of a corporation, the then outstanding Common Stock plus, for purposes of determining the stock ownership of any Person, the number of shares of Common Stock which

such Person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) upon the exercise of conversion rights, exchange rights, warrants, or options or otherwise. Notwithstanding the foregoing, the term Common Stock does not include shares of preferred stock or convertible debt or options or warrants to acquire shares of Common Stock (including any shares of Common Stock issued or issuable upon the conversion or exercise thereof) to the extent that the Board of Directors of Sponsor, Holdings, or an Operating Subsidiary, as applicable, expressly so determines in any future transaction or transactions.

(b) "Holdings" means Alcon Holdings, Inc., a corporation organized in Delaware.

(c) "Operating Subsidiary" means Alcon Manufacturing Ltd., a Texas limited partnership, Alcon Laboratories, Inc., a Delaware corporation, Alcon Research Ltd., a Texas limited partnership, Falcon Pharmaceuticals, Ltd., a Texas limited partnership, Alcon Pharmaceuticals, Inc., a Delaware corporation, RefractiveHorizons, LP, a Texas limited partnership, Summit Autonomous, Inc., a Massachusetts corporation, or any other subsidiary of Holdings.

(d) The Participant's "Employer" refers to the Operating Subsidiary for whom the Participant performs services as a common law employee.

(e) "Excluded Persons" shall mean Nestlé SA, the Sponsor, Holdings, an Operating Subsidiary, or an affiliate of any of the foregoing, or any employee benefit plan (or related trust) sponsored by any of them.

(f) A Person will be deemed to be the "owner" of any Common Stock of which such Person would be the "beneficial owner," as such term is defined in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Exchange Act.

G. **Code** means the Internal Revenue Code of 1986, as amended, and the regulations and other authority issued thereunder by the appropriate governmental authority. References to the Code shall include references to any successor section or provision of the Code.

H. **Committee** means the Chief Executive Officer and Chief Financial Officer of Alcon Laboratories, Inc. or any other persons appointed by the Board of Directors to administer the Plan and to perform the functions set forth herein.

I. **Company** means the Sponsor and each Participating Employer.

J. **Compensation** means (i) base salary earned by a Participant on a periodic basis throughout the Plan Year and subsequent to the effective date of the Compensation Deferral Election, (ii) bonuses and other incentive compensation paid to a Participant during a Plan Year and subsequent to the effective date of the Compensation Deferral Election; and (iii) income from Phantom Stock.

K.   **Compensation Deferral Account** means the sum of (i) the amounts deferred by a Participant under all of his Compensation Deferral Elections, (ii) the total amount of Discretionary Contributions; and (iii) additional amounts credited/debited to the Participant's Compensation Deferral Account as a result of the Participant's selection of Investment Alternatives in accordance with **Section VII**, less (iv) all distributions made to the Participant or his or her Beneficiary pursuant to this Plan from the Participant's Compensation Deferral Accounts, including any applicable penalties imposed pursuant to **Section IX E.**

L.   **Compensation Deferral Election** means an irrevocable election made by an Eligible Individual to defer the receipt of Compensation for a given Plan Year. The Compensation Deferral Election shall be documented on the Compensation Deferral Election Form provided by the Committee. The completed Compensation Deferral Election must be received by the Committee prior to the deadline communicated to Participants by the Committee or the designated third party administrator. The completed Compensation Deferral Election shall be deemed received on the business day on which it is actually received by the Committee, or on the date it is postmarked by the U.S. Postal Service and sent via first class Mail, express mail or priority mail, or the date on which it is received by an overnight courier service, provided that any election sent via U.S. Mail or via an overnight courier shall only be deemed received as noted above if such election was properly addressed to the Alcon Executive Deferred Compensation Plan Committee at 6201 South Freeway, Fort Worth, Texas 76134, or the third party administrator of the Plan which information shall be provided to Participants.

M.   **Deferral Election** means a Compensation Deferral Election, Restricted Stock Deferral Election, or Stock Option Deferral Election as defined under this **Section III.**

N.   **Designated Beneficiary** shall mean the person designated by the Participant to receive his/her benefit upon the Participant's death under this Agreement and the Plan on the form specified by the Company. In the event the Participant does not complete a beneficiary designation form, it shall mean the Participant's surviving spouse, if the Participant is married. In the event no beneficiary is designated on the specified form and the Participant is not married on the date of his/her death, the Participant's benefit shall be paid to the Participant's Estate and it shall be the Designated Beneficiary.

O.   **Discretionary Contribution** means the amount contributed by the Company to a Participant's Compensation Deferral Account pursuant to **Section VI** of the Plan.

P.   **Distribution Event** means the specified date or dates designated in advance by the Participant, in his or her Deferral Election Forms, upon which payment of the

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Participant's Compensation Deferral Accounts, Restricted Stock Deferral Account and/or Stock Option Gain Account shall be deemed triggered for subsequent distribution, pursuant to **Section VIII.**

Q. **Domestic Relations Order** shall mean any judgment, decree, or order (including approval of a property settlement agreement) which (i) relates to the provision of child support, alimony payments, or marital property rights to a spouse, former spouse, child or other dependent of a Participant, and (ii) is made pursuant to a State domestic relations law (including a community property law).

R. **Eligible Individual** means each employee of the Company selected for participation in this Plan pursuant to **Section IV** of the Plan.

S. **Eligible Stock Option** means one or more stock option(s) exercisable under a plan or arrangement of the Company.

T. **Fair Market Value** means the average of the high and low sale prices of a share of Stock on a national securities exchange on any day (if Stock was not traded on such day, the most recent preceding trading day). If Stock is not traded on a national securities exchange, the Fair Market Value shall be determined by the Committee.

U. **Investment Alternatives** means those Investment Alternatives chosen from time to time by the Committee, as described in **Section VII**, and reflected on the Deferral Election Forms provided on an annual basis by the Company to the Participants. Such Investment Alternatives will allow individual Participants to hypothetically invest the balance of his or her Compensation Deferral Accounts during each Plan Year, among Investment Alternatives selected by the Participant, and shall determine the rate of appreciation (or depreciation) attributable to the balance of such Participant's Compensation Deferral Accounts for that Plan Year.

V. **NQDC Plan** shall mean any agreement, method or arrangement, including one of the above that applies to one person or individual. An agreement, method or arrangement may be a plan for this purpose even if it is not an employee benefit plan under section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. A NQDC Plan includes all arrangements that are recognized in the final regulations issued under section 409A of the Code as a separate category or type of plan that must be aggregated as a separate type of NQDC Plan in the same manner as such plans are aggregated under Treasury Regulation § 1.409-1(c) and any successor thereto.

W. **Participant** means an employee who is both eligible to participate in the Plan under the terms of **Section IV** and has elected to participate in the Plan.

X. **Participating Employer** means Alcon Laboratories, Inc., Alcon Research, Ltd., Alcon Manufacturing, Ltd. and Falcon Pharmaceuticals, Ltd. or any other corporation or business organization which adopts the Plan, with the consent of Sponsor.

Y. **Plan Year** means the twelve (12) month period ending on the December 31st of each year during which the Plan is in effect, provided that the first Plan Year shall commence on the Effective Date and end on December 31, 2002.

Z. **Phantom Stock** means shares granted under the terms of the Phantom Stock Plan of Alcon Laboratories, Inc., its Selected Affiliates, Subsidiaries, and Related Corporations.

AA. **Qualifying Gain** shall mean the incremental value inuring to a Participant upon the exercise of an Eligible Stock Option, using the Stock-for-Stock payment method, during any Plan Year. Such incremental value shall be deliverable to the Participant's Stock Option Gain Account in the form of shares of Stock and shall be computed as follows: (i) the total fair market value of the shares of Stock held/acquired as a result of the exercise of an Eligible Stock Option using the Stock-for-Stock payment method, minus (ii) the total exercise price. For example, assume a Participant elects to exercise an Eligible Stock Option to purchase 1,000 shares of stock at an exercise price of $20 per share (i.e., a total exercise price of $20,000), when the Stock has a current fair market value of $25 per share (i.e., a total current fair market value of $25,000) and elects to defer one hundred (100) percent of the Qualifying Gain (i.e. $5,000). Using the Stock-for-Stock payment method, the Participant would deliver 800 shares of Stock (worth $20,000 at exercise) plus a Qualifying Gain, in the form of an unfunded and unsecured promise by the Company for 200 additional shares of Stock in the future (worth $5,000 at exercise). The number of additional shares of Stock deliverable to the Participant in the future as a result of the Qualifying Gain shall be fixed and determined as of the date of the exercise of the Eligible Stock Option, using the closing price of the Stock as of the end of the business day closest to the date of such exercise. Notwithstanding the above, no Qualifying Gains shall exist for purposes of this Plan after December 31, 2005.

BB. **Restricted Stock** means Stock granted to an employee of the Company subject to a substantial risk of forfeiture until a date on which certain service-based requirements or non-competition provisions are satisfied, including any Restricted Stock Units granted to a Participant and subject to a substantial risk of forfeiture until a date on which certain Service based requirements or non-competition provisions are satisfied.

CC. **Restricted Stock Deferral Account** means the aggregate value, measured on any given date, of the sum of: (i) the number of shares of Restricted Stock credited to the Participant's Restricted Stock Deferral Account, less (ii) the number of shares of Restricted Stock previously distributed, to the Participant (or his or her Beneficiary) pursuant to this Plan from the Participant's Restricted Stock Deferral Account, including any applicable penalties imposed pursuant to **Section IX E.**

DD. **Restricted Stock Deferral Amount** means the amount of Restricted Stock deferred in accordance with **Section VI** of this Plan.

EE. **Restricted Stock Deferral Election** means an irrevocable election made by an Eligible Individual to defer receipt of compensation in the amount of nonvested Restricted Stock for a given Plan Year pursuant to the requirements and terms of **Section VI** hereof.

FF. **Separation from Service** shall mean for:

(1) a Participant acting as an independent contractor with respect to the Company the date upon which the Participant's contract under which the Participant provides services to the Company expires (or if there is more than one contract, the date when all of Participant's contracts with the Company expire) provided such expiration of the Contract(s) is a good fact and complete termination of the contractual relationship. An expiration is not a good faith Separation from Service if the Company anticipates renewal of the relationship or contract or the independent contractor becomes an employee. Renewal is anticipated if neither the Company nor the Participant has eliminated the Participant as a potential service provider. The Participant will be considered to be intended to contract with the Company again if the Company's contracting is conditioned only on incurring a need for the services or the availability of funds or both. Furthermore, a Participant who was an independent contractor with respect to the Company shall not be deemed to have Separated from Service until the later of the date that is twelve (12) months and one (1) day after the date the Participant's last contract with the Company expired and provided that no amount will be payable to the Participant if during such period the Participant provided services to the Company as an independent contractor or an employee. Treasury Regulation § 1.409A-1(h)(2).

(2) a Participant who is an employee of the Company shall be Separated from Service with the Company if the employee dies, retires or otherwise terminates employment with the Company. Notwithstanding the above, a Participant is considered to be continuing to be an employee while the employee is on military leave, sick leave or another bona fide leave of absence if the duration of such leave does not exceed six (6) months, or if longer, the duration of the leave continues as long as the individual's rights to reemployment with the Company is provided either by statute or contract. A leave of absence is bona fide only if there is a reasonable expectation that the employee will return to perform services for the Company. If the leave exceeds six (6) months and the Participant does not retain reemployment rights under a contract or a statute, the employment relationship is deemed to terminate on the first date after such six (6) month period. Notwithstanding the above, where a leave of absence is due to a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than six (6) months, and causes the Participant to be unable to perform the duties of his position or a substantially similar position, the leave duration may be expanded to twenty-nine (29) months instead of six (6) months. The termination of a Participant's employment is determined by the Company based upon the facts and circumstances.

If the Participant continues to be employed (whether as an employee or independent contractor), but the Company and the Participant reasonably anticipated (1) the Participant would not provide further services after a certain date, or (2) that the level of bona fide service provided to the Company would permanently decrease to below 50% of the average level of bona fide services performed over the immediately preceding 36 months (whether as an employee or independent contractor) (or over the full period if the employee had not completed 36 months of service), the Participant will be treated as Separated from Service. For this purpose, services will be at an annual rate that is less than 50 percent of the services rendered on the average (whether as an employee or independent contractor), during the immediately preceding 36 months of employment (or, if employed a lesser period, for such lesser period) and the annual remuneration for such services is less than 50 percent of the average annual remuneration earned by the Participant during the most recent 36 months of employment (or, if employed for a lesser period, such lesser period).

If the Participant was an employee and continues to provide services after termination of employment as an independent contractor, a Separation from Service will not be deemed to occur if the Participant provides services at an annual rate that is 50 percent or more of the services rendered on the average during the immediately preceding 36 months of employment (or, if employed for a lesser period, over such lesser period) and the annual compensation for such services is 50 percent or more of the annual compensation earned during the most recent 36 months of employment (or, if employed for a lesser period, such lesser period). Treasury Regulation § 1.409A-1(h)(1).

For purposes of determining whether the Participant has Separated from Service with the Company, all services provided by the Participant to the Company or any entity which would qualify as an Affiliate if the ownership or control was tested substituting "at least 50%" for every place in which "at least 80%" is used, shall be counted to determine if the Participant has Separated from Service with the Company (i.e., the service recipient).

GG. **Similar Arrangements** shall mean such other arrangements providing nonqualified deferred compensation subject to Code section 409A which, in the event of a violation of such section's requirements, would be grouped as a plan as such term is defined in Treasury Regulation § 1.409A-1(c).

HH. **Specified Employee** means one of the persons determined to be a Specified Employee for the period during which the relevant Separation from Service occurred in accordance with the Policy Regarding Determination of Specified Employees for Nonqualified Deferred Compensation Plans of Alcon, Inc.

II. **Sponsor** means Alcon, Inc. and its successors and assigns.

JJ. **Stock** means Alcon, Inc. common stock.

KK.   **Stock Option Gain Account** means the aggregate value, measured on any given date, of: (i) the number of shares of Stock deferred by a Participant as a result of all Stock Option Gain Deferral Elections, less (ii) the number of shares of Stock previously distributed to the Participant (or his or her Beneficiary) pursuant to this Plan from the Participant's Stock Option Gain Account, including any applicable penalties imposed pursuant to **Section IX E.**

LL.   **Stock Option Gain Amount** means, for any Eligible Stock Option, the portion of Qualifying Gains deferred in accordance with **Section VI** of this Plan. There shall be no Stock Option Gain Amounts after December 31, 2005.

MM.   **Stock Option Gain Deferral Election** means an irrevocable election made by an Eligible Individual to defer the receipt of a stock Option Gain Amount for a given Plan Year. The Stock Option Gain Deferral Election shall be documented by the Participant on the Stock Option Gain Deferral Election Form provided by the Committee. There shall be no Stock Option Gain Deferral Elections after December 31, 2005.

NN.   **Subsequent Elections** means any such election to delay or change the form, time or schedule of payments may not take effect for at least 12 months after the date on which the election is made. Any election to defer a payment upon a specified date or specified time or upon a Separation from Service provided hereunder must be made and provided to the Company more than one (1) year before such payment becomes payable and must defer payment as provided below. For any election to defer a payment for a payment upon a Separation from Service or upon a specified time and not for a payment on account of Disability, death of a Participant, or an Unforeseeable Emergency (i.e., for a payment on Separation from Service or a payment on a specified date), the subsequent election must defer the payment for not less than 5 years from the date such payment would have otherwise been paid and any amount to be paid as an annuity shall be treated as a single payment payable on the date the first amount would have been paid. The Plan must require the election related to the time or form of payment to be made not less than 12 months before the date the payment is scheduled to be paid or the date of the first payment.

OO.   **Trust** means the grantor trust established pursuant to the Plan.

PP.   **Trustee** means the trustee named in the agreement establishing the Trust and such successor and/or additional trustees as may be named pursuant to the terms of the agreement establishing the Trust.

IV.   Eligibility

An employee of the Company shall be eligible to participate in the Plan if the employee is approved to participate in the Plan by the Committee. An employee shall become a Participant under the Plan upon the timely filing of a Deferral Election Form, as described in **Section VI.**

V. Administration of the Plan

The Plan shall be administered by the Committee which shall hold meetings at such times as may be necessary for the proper administration of the Plan. The Committee shall have the sole discretion to interpret the provisions of the Plan.

VI. Election to Participate

A. Compensation Deferral

(1) Participation – An Eligible Individual becomes a Participant in the Plan by filing a timely, irrevocable Compensation Deferral Election Form with the Committee. An Eligible Individual who has made a Compensation Deferral Election for any Plan Year and who continues to have a balance in his or her Compensation Deferral Account is a Participant. The Compensation Deferral Election shall be effective only for the single Plan Year to which it specifically relates. A new Compensation Deferral Election Form must be filed for each new Plan Year. Amounts deferred under a Compensation Deferral Election shall be credited to a Compensation Deferral Account established under the Plan for the Participant.

(2) Compensation Deferral Election – The Compensation Deferral Election Form shall consist of the Eligible Individual's election to defer Compensation, election of Investment Alternatives and election of the timing and form of distribution of amounts deferred as described in **Section VIII.** An Eligible Individual may elect to defer (subject to any limitations on Compensation imposed by the Committee for the Plan Year), in any combination, all or a part of the Eligible Individual's Compensation. The Eligible Individual shall specify for each Compensation category an amount to be deferred, expressed either as a percentage or a dollar amount. All Compensation Deferral Election Forms must be submitted on a timely basis to the Committee, otherwise the Participant shall be deemed to have not submitted a Compensation Deferral Election Form for the Plan Year to which it relates. Except as provided in **Section VI A(3)** as to newly Eligible Individuals, a Compensation Deferral Election Form shall be deemed timely only if it is submitted to the Committee by June 30th of the Plan Year immediately preceding the Plan Year to which it relates.

(3) Initial Compensation Deferral Election – A newly Eligible Individual may make a Compensation Deferral Election within thirty (30) days of the date the Eligible Individual receives notification of eligibility to participate in the Plan in order to defer Compensation earned with respect to the current Plan Year. This must be the first time the newly Eligible Individual is eligible to participate in any plan of the same type as this Plan, with the types of plans determined under Treas. Reg. § 1.409A-1(c) and it must be the first plan of this Plan's type at either the Company or any Affiliate of the Company.

(4)   Discretionary Contribution – The Committee, in its sole discretion, may from time to time make Discretionary Contributions to a Participant's Compensation Deferral Account.

B.   Restricted Stock Deferral

(1)   Participation – An Eligible Individual may elect to defer (subject to any limitations imposed by the Committee for the Plan Year), all or a portion of any nonvested Restricted Stock that would otherwise vest at least six (6) months after the date of the Restricted Stock Deferral Election.   An Eligible Individual becomes a Participant in Plan by filing a timely, irrevocable Restricted Stock Deferral Election Form with the Committee**.**   For Plan Years beginning after January 1, 2005, Restricted Stock Deferral Elections must be made by June 30th of the Plan Year prior to the Plan Year in which the Restricted Stock is awarded.

(2)   Restricted Stock Deferral Election – The Restricted Stock Deferral Election shall be documented by the Participant on the Restricted Stock Deferral Election Form provided by the Committee. The Restricted Stock Deferral Election Form shall specify the number of shares or units to be deferred and the election of the timing of the distribution of amounts deferred as described in **Section VIII.**

For an election to defer Restricted Stock to be valid, the following must occur: (i) a separate Restricted Stock Deferral Election Form must be completed and signed by the Participant with respect to the Plan Year, (ii) the Restricted Stock Deferral Election Form must be delivered on a timely basis to the Committee and accepted by the Committee; and (iii) the Participant must relinquish the number of shares of Restricted Stock or Restricted Stock Units to the Company on the day the Restricted Stock Deferral Election is filed with the Committee.

All Restricted Stock Deferral Election Forms must be submitted on a timely basis to the Committee, otherwise the Participant shall be deemed to have not submitted a Restricted Stock Deferral Election Form for the Plan Year to which it relates. A Restricted Stock Deferral Election Form shall be deemed timely only if it is submitted at least six (6) months prior to the beginning of the Plan Year in which the relevant Restricted Stock is awarded

(3)   Special Deferral Election Rights – Pursuant to the authority granted by Q&A 21 of Notice 2005-1, and notwithstanding any other limitation contained in this **Section VI** of the Plan, each Participant may file a separate Restricted Stock Deferral Election for the Plan Year ending December 31, 2005, provided that:

    (1)   this special election must be submitted to the Committee on or before March 15, 2005; and

    (2)   any nonvested Restricted Stock to which the special election applies may not have vested or become vested at the time of the election.

In connection with this special deferral election, and no later than March 15, 2005, a Participant may terminate any Restricted Stock Deferral Election previously submitted for the Plan Year ending December 31, 2005. Any amounts deferred under this **Section VI B (3)** shall be subject to the Plan's terms and conditions.

(4)   Withholding for FICA Taxes – For each payroll period, the Company shall withhold from that portion of a Participant's Compensation, such Participant's share of taxes under the Federal Insurance Contributions Act ("FICA") and other applicable taxes that are required to be withheld with respect to Restricted Stock Deferrals as they vest and become subject to FICA taxes and other withholding requirements (collectively, "Withholding Requirements"). To the extent that there is insufficient remaining cash Compensation otherwise due to the Participant to satisfy all applicable Withholding Requirements as they come due, the Employer reserves the right to reduce such Participant's Deferrals to the extent necessary to satisfy such Withholding Requirements. In the event there is insufficient cash Compensation to satisfy all applicable Withholding Requirements as they come due, even after reducing a Participant's Deferrals, such Participant shall be obligated to remit payment to the Company, in such form as is acceptable to the Company, sufficient to satisfy any remaining Withholding Requirements.

(5)   Forfeiture and Transfer Restrictions – Restricted Stock Deferrals shall remain subject to the forfeiture and transfer restriction provisions of the Amended 2002 Alcon Incentive Plan, any other terms or conditions established by the Committee incident thereto or contained in the award.

C.   **Stock Option Gain Deferral** – No new Stock Option Gains' deferral elections shall be permitted, nor shall any additions to the amounts of Stock Option Deferral, after December 31, 2005.

(1)   Participation - An Eligible Individual may irrevocably elect, prior to exercising an Eligible Stock Option, to participate in the Plan and defer receipt of all or part of a Qualifying Gain (as defined in **Section III**) that would otherwise have been payable to him or her, to a distribution date defined in **Section VIII.** An Eligible Individual becomes a Participant in the Plan by filing a timely, irrevocable Stock Option Gain Deferral Election Form with the Committee.

(2)   Stock Option Gain Deferral Election – For each Eligible Stock Option, a Participant may elect to defer a minimum of ten (10) percent and a maximum of one hundred (100) percent of the Qualifying Gain related to exercise of the Eligible Stock Option, such deferred amount to be known as his or her Stock Option Gain Amount. A Participant's ability to defer may be further limited by other terms or conditions set forth in the stock option plan or agreement under which such options are granted.

For an election to defer the Qualifying Gain upon an Eligible Stock Option exercise to be valid, the following must occur: (i) a separate Stock Option Gain Deferral Election Form must be completed and signed by the Participant with respect to the Plan Year, specifying the plan(s) to which the Eligible Stock Option(s) relate, (ii) the Stock Option Gain Deferral Election Form must be delivered on a timely basis to the Committee and accepted by the Committee, (iii) the Eligible Stock Option must be exercised using the Stock-for-Stock payment method; and (iv) the Stock actually or constructively delivered by the Participant to exercise the Eligible Stock Option must have been (a) purchased by the Participant through a means which did not involve the exercise of any stock option or (b) purchased by the Participant as a result of stock option exercise and owned by the Participant during the entire six (6) months prior to its delivery.

All Stock Option Gain Deferral Election Forms must be submitted on a timely basis to the Committee, otherwise the Participant shall be deemed to have not submitted a Stock Option Gain Deferral Election Form for the Plan Year to which it relates. A Stock Option Gain Deferral Election Form shall be deemed timely only if it is submitted at six (6) months prior to the date the Participant elects to exercise the Eligible Stock Option.

VII. Plan Accounts

A. Compensation Deferral Account

(1)   Investment Alternatives – The Investment Alternatives available for the Participant's Compensation Deferral Account will be selected by the Committee, in its sole discretion. Such Investment Alternatives will allow individual Participants to hypothetically invest the balance of their Compensation Deferral Accounts during each Plan Year and shall determine the rate of appreciation (or depreciation) which shall be credited on the balance of such Compensation Deferral Account daily. Allocation among the Investment Alternatives shall be in increments of whole percentages. A Participant shall have no actual ownership rights in any assets of the Company or the Trust as a result of such Participant's selection of Investment Alternatives. Moreover, the Company and/or Trust shall have no obligation to invest actual assets in accordance with the Participant's selection of Investments.

(2)   Reallocation Among Investment Alternatives – A Participant may choose, to reallocate the deemed investment of the amounts credited to such Participant's Compensation Deferral Account among the Investment Alternatives in increments of whole percentages. Such reallocation shall be achieved by submitting an Investment Alternative Change Form to the Committee pursuant to the procedures established by the Committee. The Investment Alternative Change Form submitted to the Committee will become effective on the next business day after receipt.

(3) Periodic Credits of Compensation Deferral Amounts – The Participant's Compensation Deferral Account shall be credited with the amount of the deferred Compensation on the day such deferred Compensation would have otherwise been paid to the Participant. All periodic credits to a Participant's Compensation Deferral Account with respect to Compensation shall be accounted for based on the Investment Alternatives selected by the Participant on the Compensation Deferral Election Form or Investment Alternative Change Form.

(4) Increase or Decrease to Compensation Deferral Accounts – A Participant's Compensation Deferral Account will be increased or decreased on the daily, in accordance with the Participant's Investment Alternative election reflected on his or her Compensation Deferral Election Form or Investment Alternative Change Form.

(5) Vesting in the Compensation Deferral Account – With the exception of Discretionary Contributions, the Participant shall at all times be one hundred (100) percent vested in his or her Compensation Deferral Account. The Committee shall determine the vesting provisions of any Discretionary Contributions to the Participant's Compensation Deferral Account.

B. Restricted Stock Deferral Account

(1) Restricted Stock Deferral Amount – Subject to any terms and conditions imposed by the Committee, Participants may elect to defer, under the Plan, all or a portion of any nonvested Restricted Stock into his or her Restricted Stock Deferral Account. The amount deferred shall be known as the Restricted Stock Deferral Amount. All dividends related to a Restricted Stock Deferral shall also be deferred, subject to the same deferral period and distribution option in effect with respect to the Restricted Stock Deferral to which the dividend is attributable; provided, however, that, solely with respect to dividends that would otherwise be deferred after the Participant's Separation from Service, such an election shall terminate as of the date of the Participant's Separation from Service. A Participant's Restricted Stock Deferral Account will be credited with the number of shares equal to the Restricted Stock Deferral Amount, plus the number of shares equal to the amount of any dividends on such Restricted Stock divided by the Fair Market Value for the date such dividend payment would have been made. Such amounts will be credited to a Participant's Restricted Stock Deferral Account as soon as administratively feasible and shall be reflected on the books of the Sponsor as an unfunded, unsecured promise to deliver to the Participant a specific number of shares of Stock, upon a Distribution Event in the future. Such shares of Stock would otherwise have been delivered to the Participant on a specified vesting date but for the Participant's election to defer.

(2) Investment Only in Stock – The Participant's unfunded, unsecured right to receive a number of shares of Stock, equal in value (as of the date the Restricted Stock Deferral Election was made), to the Restricted Stock Deferral Amount will be reflected on the books of the Company. Dividends paid on

Restricted Stock, while such Restricted Stock is reflected in the Participant's Restricted Stock Deferral Account, will be credited to the Restricted Stock Deferral Account in the form of additional shares of Stock. The Participant shall not have a right to diversify his Restricted Stock Deferral Account into Investment Alternatives nor to receive cash equal to the value of the Stock reflected in such Restricted Stock Deferral Account.

(3)   Vesting in the Restricted Stock Deferral Account - The Participant shall vest in Restricted Stock Deferral Amounts at the time the restrictions that would otherwise apply to the Restricted Stock pursuant to any other agreement between the Company and the Participant lapse, in accordance with the terms of such other agreements.

C.   **Stock Option Gain Account** – There shall be no additions to the Stock Option Gain Account after December 31, 2005.

(1)   Stock Option Gain Amount – Subject to any terms and conditions imposed by the Committee, Participants may elect to defer, under the Plan, all or a portion of any Qualifying Gains attributable to an Eligible Stock Option exercise, into his or her Stock Option Gain Account. The amount deferred shall be known as the Stock Option Gain Amount(s) and shall be reflected on the books of the Company as an unfunded, unsecured promise to deliver to the Participant a specific number of shares of Stock upon a Distribution Event in the future. Such shares of Stock would otherwise have been delivered to the Participant, pursuant to the Eligible Stock Option exercise, but for the Participant's election to defer.

(2)   Investment Only in Stock – The Participant's unfunded, unsecured right to receive a number of shares of Stock, equal in value (measured as of the date of exercise of the Eligible Stock Option) to the Stock Option Gain Amount will be reflected on the books of the Company. Dividends paid on Stock while such Stock is reflected in the Participant's Stock Option Gain Account will be credited to the Stock Option Gain Account in the form of additional shares of Stock. The Participant shall not have a right to diversify the balance of his Stock Option Gain Account into Investment Alternatives nor to receive cash equal to the value of the Stock reflected in such Stock Option Gain Account.

(3)   Vesting in the Stock Option Gain Account – The Participant shall at all times be one hundred (100) percent vested in his or her Stock Option Gain Account.

VIII. **Method of Distribution**

A.   Distribution of a Participant's Plan Account balance will commence upon the Participant reaching a Distribution Event selected by the Participant on his Deferral Election Forms. The Participant shall have the ability to elect to receive distribution of his or her Plan Account balances as follows in the Participant's initial election with respect to each annual deferral**:**

(1) Compensation Deferral Account Balance – The Participant's Compensation Deferral Account balance shall be payable only in the form of cash and shall be distributed in either a lump sum payment or in substantially equal annual installments over a predetermined number of years, selected by the Participant on his or her Compensation Deferral Election Forms. Payments made in substantially equal annual installments shall each be a separate payment to be made on or about the first day of April in each Plan Year in which a payment is due. If annual installments are selected by the Participant, the initial installment shall be based on the value of the Participant's Compensation Deferral Account, measured just prior to distribution, and shall be equal to l/n (where 'n' is equal to the total number of annual installments not yet distributed). Subsequent installment shall be computed in a consistent fashion, with the measurement date being the anniversary of the original measurement date.

(2) Restricted Stock Deferral Account – The Participant's Restricted Stock Deferral Account balance shall be payable in the form of Stock. Restricted Stock Deferral Account balances shall be distributed in either a lump sum or in equal annual installments over a predetermined number of years selected by the Participant on his Restricted Stock Deferral Election Forms. With respect to Stock, the number of shares of Stock distributed as an annual installment will be equal to the number of whole shares in the Participant's Restricted Stock Deferral Account on the date of the first distribution date, divided by the number of years elected by the Participant. Any fractional shares in the Participant's Restricted Stock Deferral Account will be liquidated on the date of the final installment payment and paid in cash to the Participant**.** The original measurement date shall be April 1st of the first year of the series of payments. Lump sums shall be paid on the first day of April next following the Plan Year of Participant's Distribution Event.

(3) Stock Option Gain Account – The Participant's Stock Option Gain Account balance shall be payable only in the form of Stock and shall be distributed in either a lump sum or in equal annual installments of Stock over a predetermined number of years selected by the Participant on his Deferral Election Form. If the annual distribution method is elected, the number of shares of Stock distributed as an annual installment will be equal to the number of whole shares in the Participant's Stock Option Gain Account on the date of the first distribution date, divided by the number of years elected by the Participant. Any fractional shares in the Participant's Stock Option Gain Account will be liquidated on the date of the final installment payment and paid in cash to the Participant

B. **Payment Date** – The lump sums shall be paid or annual installments will commence on or about April lst subsequent to the Plan Year of Participant's applicable Distribution Event and continuing on each April lst until all annual installments have been distributed.

C.   **Withdrawals Permitted During Calendar Year 2005** – In accordance with IRS Notice 2005-1, Q&A 20(a), a Participant may make an election to wholly or partially terminate his participation in the Plan and cancel his deferral elections with regard to, and only with regard to, all or any part of his Accounts as of December 31, 2005; provided that any Participant who so elects shall receive a payment of such portion of his or her Account as he or she elects during December of 2005, which shall be includible in the Participant's income in the calendar year 2005 (or if later on the date of vesting). A Participant shall make his election to wholly or partially terminate his participation in the Plan in accordance with procedures established by the Committee.

D.   **New Payment Elections Permitted by December 31, 2006** – In accordance with IRS Notice 2005-1 Q&A 19(c), Participants shall be permitted to make new payment elections by delivery of a new Deferral Election Form to the Committee on or before December 31, 2006. Such new payment elections may specify a new Distribution Event and a new payment method for all or part of existing deferral accounts; provided, however, that Participants cannot change payment elections with respect to payments that they would otherwise receive during 2006, or to cause payments to be made in 2006. A Participant shall make new payment elections in accordance with procedures established by the Committee.

E.   **Distribution on Account of Unforeseeable Emergency** – A Participant may apply to the Committee to receive a distribution from his Account (hereinafter called a "Hardship Withdrawal"), which the Committee may approve in its sole discretion if it determines that the Participant has an unforeseeable emergency as hereinafter defined. No Hardship Withdrawal shall be in an amount greater than the lesser of (i) the amount needed to satisfy such emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, or (ii) the balance of the Participant's Account on the date of such Hardship Withdrawal. An unforeseeable emergency is defined as a severe financial hardship resulting from an illness or accident of the Participant, the Participant's spouse, or of a dependent (as defined in Code Section 152(a*)),* loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

      i.   A distribution on account of unforeseeable emergency may not be made to the extent that such emergency is or may be relieved through reimbursement or compensation from insurance or otherwise, or by liquidation of the Participant's assets, to the extent the liquidation of such assets would not cause severe financial hardship. Distributions because of unforeseeable emergency must be limited to the amount reasonably necessary to satisfy the emergency need, which may include amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated from the distribution.

F.   **Payment on Account of Change of Control** – Not later than December 31, 2008, Participants in the Plan as of December 1, 2008, may elect to receive a lump sum payment or begin installment payments upon a Change of Control or elect that payment shall be made only upon a Distribution Event in accordance with his/her initial election; any Participant who becomes eligible to participate after December 1, 2008, shall make such election regarding distributions upon Change of Control on the initial enrollment or election form. If no election is made regarding the manner of distribution upon a Change of Control, distribution shall be made in accordance with the Participant's election after a Distribution Event. Notwithstanding the foregoing, in no event shall a Participant's Restricted Stock Deferral Accounts or Stock Option Gain Deferral Accounts be paid prior to the time or schedule and terms and conditions as payments to shareholders generally pursuant to a change in the ownership of a corporation. If the Participant does not elect to receive an immediate distribution of his or Restricted Stock Deferral Account, the shares of Stock held in his or her Restricted Stock Deferral Account will be replaced with shares of stock in the new or acquiring entity, which have an equivalent market value. Notwithstanding any election of the Participant, in the event the Committee determines a Change of Control as defined in **Section III F** of this Plan occurred, the Participant's for which a lump sum payment has been elected as of the date of a Change of Control may not be paid before such date which is six months and one day following the date on which such Change in Control occurred.

G.   **Required Payment Delay** – For any Participant who is a Specified Employee no payment shall be made under Article VIII until the date which is six months and one day after the date on which he Separates from Service. On such date, any payments which would have been made in the absence of this **Section G** shall be paid in one payment and all subsequent payments shall be paid in accordance with the Participant's election in effect for such amounts.

IX.   Change in Distribution Schedule

A.   **Death of Participant** – In the event of the death of a Participant before distribution of the Participant's Account balance has commenced or been completed, the Trustee shall pay the remaining balance of any deferred amount in one lump sum, to the individual designated as primary beneficiary on the latest executed Notice of Change of Beneficiary form on file, within a reasonable time period but not later than one hundred (100) days after the date of the Participant's death. If the primary beneficiary designated on the latest executed Notice of Change of Beneficiary form is no longer living at the time of the Participant's death, the Trustee shall pay the remaining balance of any deferred amount in one lump sum to the individual designated as secondary beneficiary on the latest executed Notice of Change of Beneficiary form on file. If the Secondary Beneficiary designated on the latest executed Notice of Change of Beneficiary form is no longer living at the time of the Participant's death, the Trustee shall pay the remaining balance of any deferred amount in one lump sum to the Participant's estate.

If the Participant wishes to change the beneficiary, the Participant may do so at any time by submitting a new Notice of Change of Beneficiary form to the Committee, which form shall become effective upon receipt by the Committee.

B.   **Permanent Disability of the Participant** – In the event of permanent disability (as defined below) before distribution of a Participant's Account balance has commenced or been completed, the Trustee shall pay the balance of the Participant's Account in one lump sum, on the date that is six months and one day following the Committee's determination of the Participant's disability. Such payouts shall be made to the Participant or the legal representative of such Participant subject to **Section XVI.C.**

The Participant will be considered permanently disabled for purposes of this Plan if, based on medical evidence, the Committee determines that the Participant (i) is totally disabled, mentally or physically and is expected to remain so for at least 12 months, (ii) will remain so for the rest of his or her life; and (iii) is therefore unable to continue to provide his or her services to the Company and has been receiving income replacement benefit payments from an accident plan sponsored by the Company for at least three months.

C.   **Change in Distribution Date** – If a Participant wishes to modify the payment schedule noted in **Section VIII**, any such election to delay or change the form, time or schedule of payments may not take effect for at least 12 months after the date on which the election is made. Any election to defer a payment upon a specified date or specified time or upon a separation from service provided hereunder must be made and provided to the Company more than one (1) year before such payment becomes payable and must defer payment as provided below. For any election to defer a payment for a payment upon a Separation from Service or upon a specified time and not for a payment on account of Disability, death of a Participant, or an Unforeseeable Emergency (i.e., for a payment on Separation from Service or a payment on a specified date), the subsequent election must defer the payment for not less than 5 years from the date such payment would have otherwise been paid and any amount to be paid as an annuity shall be treated as a single payment payable on the date the first amount would have been paid. The plan must require the election related to the time or form of payment to be made not less than 12 months before the date the payment is scheduled to be paid or the date of the first payment.

D.   **Permitted Payment Delays** (Treas. Reg. § 1.409A-2(b)(2))

(1)   Amounts to be paid as described in Article VIII may be deferred beyond their established payment date where the Company reasonably anticipates that the making of the payment will violate Federal securities laws or other applicable laws; provided that the Company makes the payment at the earliest date at which the Company reasonably anticipates that making such payment will not cause such violation. Treasury Regulation § 1.409A-2(b)(7)(ii).

(2)   Amounts to be paid as described in Article VIII may be deferred beyond their established payment date where the Company reasonably anticipates that the Company's federal income tax deduction with respect to such payment otherwise would be limited or eliminated by application of section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), provided the payment will be paid either during the participant's first taxable year in which the Company reasonably anticipates, or should reasonably anticipate that if the payment is made in that year, the deduction of such payment will not be barred by application of Code section 162(m), or during the period beginning with the date the participant separates from service and ending on the later of the last day of the taxable year of the Participant in which the Participant Separated from Service on the 15th day of the third month following the Participant's Separation from Service, and provided further that if there was any scheduled payment to the Participant in a Participant's taxable year is delayed due to deductibility under Code section 162(m), the delay in payment will constitute a subsequent deferral unless all scheduled payments to such participant that could be delayed under this section are also delayed. Treasury Regulation § 1.409A-2(b)(7)(i).

(3)   The payment may be delayed if the making of the payment of the date specified under the Plan would jeopardize the ability of the Company to continue as a going concern and the payment will be treated as made on the date specified provided it is made during the first taxable year of the Participant in which making the payment would not have such effect. Treasury Regulation § 1.409A-3(d).

E.   **Accelerations of Benefits** – No benefit payment time or schedule under this Plan shall be accelerated. No Participant shall have a direct or indirect election or any discretion regarding whether the Company exercises its discretion to accelerate a payment. The following are the only permitted payment accelerations:

(1)   **Domestic Relations Orders** – The time or schedule of payments under this Agreement may be accelerated for a payment to an individual other than the Participant to the extent necessary to fulfill a domestic relations order. Treasury Regulation § 1.409A-3(j)(4)(ii).

(2)   **Limited Cashouts** – A Participant's benefit automatically shall be paid, at the Company's election, in a lump sum (1) the Participant's entire interest under this Agreement and under all Similar Arrangements that would constitute a nonqualified deferred compensation plan under Treasury Regulation § 1.409A-1(c)(2) are paid, (2) the payment is not greater than the dollar limit on elective deferrals in Code section 402(g)(1)(B), (3) the Participant is provided no election with respect to receipt of the lump sum payment, and (4) the Company documents in writing its exercise of discretion with respect to this payment on or before the date such payment is made. Such payment shall comply with Treasury Regulation § 1.409A-3(j)(4)(v).

(3) **Employment Tax Payment** – The time or schedule of payments may be accelerated to the extent necessary to pay the Federal Insurance Contributions Act (FICA) tax imposed under Code sections 3101, 3121(a) and 3121(v)(2), where applicable, on compensation deferred under this Agreement or the Railroad Retirement Act tax under Code section 3201 (the "FICA Amount"). The time or schedule of payments may be accelerated to pay the federal income tax withholding at the source on wages imposed by Code section 3401 or the corresponding withholding provisions of applicable state, local or foreign tax laws as a result of the payment of the FICA Amount and to pay the additional income tax on wages attributing to the pyramiding of Code section 3401 wages and taxes related to the payment of the FICA Amount. However, the total payment under this **Section IX.E(3)** shall not exceed the aggregate of the FICA Amount and the income tax withholding related to such FICA Amount. Treasury Regulation § 1.409A-3(j)(4)(vi).

(4) **409A Failure Income Inclusion** – The time or schedule of payments may be accelerated to provide a payment to the Participant when the Plan fails to comply with the requirements of Code section 409A and the guidance thereunder; provided such payment shall be limited to the amount the Participant is required to include in his/her income as a result of such failure to comply with Code section 409A and the final regulations thereunder. Treasury Regulation § 1.409A-3(j)(4)(vii).

(5) **Cancellation of Deferrals Following an Unforeseeable Emergency or Hardship Distribution** – The Participant may cancel his/her deferral election due to an unforeseen emergency or the Participant taking a hardship withdrawal from the 401(k) plan in which he/she participates pursuant to Treasury Regulation § l.401(k)-1(d)(3); provided the deferral election under this Agreement is cancelled and not postponed or otherwise delayed, and any later deferral election shall be subject to the regulations governing initial deferral elections under Code section 409A and Treasury Regulation § 1.409A-2(a). Treasury Regulation § 1.409A-3(j)(4)(viii).

(6) **Conflicts of Interest** – Payment time or schedule may be accelerated under the Plan to the extent necessary for any Federal officer or employee in the executive branch to comply with any ethics agreement with the Federal government. Treasury Regulation § 1.409A-3(j)(4)(iii)(A).

The time or schedule of payments under the plan for a payment under the plan may be accelerated and paid to the extent reasonably necessary to avoid violation of an applicable Federal, state, local or foreign ethics law or conflicts of interest law. A payment is reasonably necessary to avoid violation of such laws if it is necessary as part of a course of action that results in compliance with such laws and such laws would be violated under such course of action.

(7) **Termination of Plan** – This Plan may be terminated with respect to the Participants if either 1, 2, or 3 below is satisfied:

(a)   The Company in its sole discretion and pursuant to the terms of this Arrangement decides to terminate this NQDC Plan within twelve (12) months of a corporate dissolution taxed under Code section 331, or with the approval of the bankruptcy court pursuant to 11 U.S.C. 503(b)(1)(A); provided that the amounts deferred under the NQDC Plan for the Participants are included in the Participants' gross income by the latest of (or if earlier, the taxable year in which the amount is actually or constructively received):

> **1.**   the calendar year in which the NQDC Plan termination and liquidation occurred;

> **2.**   the first calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or

> **3.**   the first calendar year in which the payment is administratively practicable.   Treasury Regulation § 1.409A-3(j)(4)(viv)(A).

(b)   The Company may, in its sole discretion, pursuant to an irrevocable action taken by the Company within the thirty (30) days preceding or the twelve (12) months following a change in control (as such phrase is defined in Treasury Regulation § 1.409A-3(i)(5)) terminate and liquidate the NQDC Plan provided this shall only apply to a payment under the Plan if all agreements, programs and other arrangements sponsored by the Company immediately after the change in control event that are treated as deferred under a single plan under Treasury Regulation § 1.409A-1(c)(2) are terminated and liquidated with respect to each Participant that experienced the change in control event so that under the terms of the termination and liquidation all such Participants are required to receive all amounts of deferred compensation under the aggregated terminated agreements, programs and other arrangements within twelve (12) months of the date the Company irrevocably took all necessary action to terminate and liquidate such arrangements pursuant to Treasury Regulation § 1.409A-3(j)(4)(ix)(B). The Company taking such actions to terminate such NQDC Plans under this **Section IX.E(7)** must be the Company that is primarily liable immediately after the change in control transaction (as defined under Treasury Regulation § 1.409A-3(i)(5) for payment of the deferred compensation under this Plan.

(c)   The Company may, in its sole discretion, pursuant to the terms of this Plan terminate the Arrangement provided:

> **1.**   The termination and liquidation of the Plan is not proximate to a downturn in the financial health of the service recipient or Company;

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2.   All Plans sponsored by the Company or its Affiliates that would be aggregated with any terminated Arrangement as a NQDC Plan under Treasury Regulation § 1.409A-1(c)(2), if the Participant participated in and had deferrals under all Arrangements, are terminated and liquidated;

3.   No payments in liquidation of the Plan, other than payments payable under the terms of the Plan if the termination had not occurred, are made within twelve (12) months of the date on which the Company takes all necessary action to irrevocably terminate and liquidate the Plan;

4.   All payments are made within twenty-four (24) months of the date the Company took all action to irrevocably terminate and liquidate the Arrangement; and

5.   The Company does not adopt a new Arrangement that would be aggregated with any terminated Plan as a NQDC Plan under Treasury Regulation § 1.409A-1(c) if the Participant participated in both Arrangements at any time within three (3) years immediately following the date the service recipient took all actions necessary to irrevocably terminate and liquidate the Plan under Treasury Regulation § 1.409A-3(j)(4)(ix)(C).

F.   **Cancellation of Deferral Elections Due to Disability** – The Participant's deferral election may be canceled provided the cancellation occurs by the later of the end of the taxable year of the Participant or the 15th day of the third month following the date the Participant suffered a disability. Such disability for the purposes of a deferral election cancellation shall be deemed to exist if the Participant suffers a physical or mental impairment that results in the Participant being unable to perform the duties of his or her position or any substantially similar position where the impairment is expected to (1) last for a continuous period of not less than six months, or (2) to result in death. Treasury Regulation § 1.409A-3(j)(xii).

G.   **Bona Fide Disputes as to a Right to a Payment** – If the Company and the Participant have an arm's-length bona fide dispute as to the Participant's right to a deferred amount, the Plan may accelerate the time or schedule of payments or the Plan may make a payment as part of the settlement of such dispute. However, there shall not be any discretion with respect to accelerating any time or schedule of payment other than for purposes of settling an arm's-length dispute as to the Participant's right to a payment. Only payments for which there is a substantial reduction (25 percent or more) in the amount payable shall be deemed to be eligible to be treated as payments under this **Section IX.G**. Treasury Regulation § 1.409A-3(j)(4)(xiv).

H. **Payment of State, Local or Foreign Taxes** – The Plan may accelerate the time and form of payment to reflect the Plan's payment of state, local or foreign taxes arising out of the Participant's participation in the Plan, to reflect such tax payments related to amounts deferred under the Plan before such amounts are paid or made available to the Participant. Such accelerated payments may be made by payment of the withholding taxes on behalf of the Participants in accordance with applicable state, local or foreign laws, including federal income tax withholdings. However, the total payments accelerated under this **Section IX.H** must not exceed the sum of the state, local and foreign tax amounts and the income tax withholding related to such amounts. Treasury Regulation § 1.409A-3(j)(4)(xi).

X. Offset for Obligations to Company

If the Participant has any debt, obligation or other liability representing an amount owing to the Company or any affiliate of the Company, the time or schedule of payments may be accelerated under the NQDC Plan to satisfy the debt a Participant owes to the Company, where such debt was incurred in the ordinary course of the service relationship between the parties, the entire amount of the reduction in any of the Participant's taxable years does not exceed $5,000, and the reduction is made at the same time and in the same amount as the debt otherwise would have been due and collected from the Participant. Treasury Regulation § 1.409A-3(j)(4)(xiii).

XI. Liability of Company

Except as provided below, all contributions and distributions to be made as required by this Plan shall be obligations of the Sponsor. On the basis of the information furnished by the Committee, the Trustee shall keep separate books and records concerning the affairs of each Participating Employer hereunder and as to the accounts and credits of the Participants of each Participating Employer.

XII. Rights of a Participant

Establishment of the Plan shall not be construed as giving any Participant the right to be retained in the Company's service or employ or the right to receive any benefits not specifically provided by the Plan.

Compensation, Qualifying Gain, and Restricted Stock deferred under this Plan will not be segregated from the general funds of the Company, and no Participant will have any claim on any specific assets of the Company. To the extent that any Participant acquires a right to receive benefits under this Plan, his or her right will be no greater than the right of any unsecured general creditor of the Company and is not assignable or transferable except to the Participant's estate as defined in **Section IX.**

XIII. Amendment and Termination

The Board may amend, modify, or terminate the Plan at any time. No amendment, modification, or termination shall reduce any benefits accrued or rights entitled to by any Participant prior to such amendment, modification, or termination.

XIV. Determination of Benefits

See Appendix A.

XV. Notices

Notices and elections under this Plan must be in writing. A notice or election is deemed delivered if it is delivered personally or mailed by registered or certified mail to the person at his or her last known business address.

XVI. General Provisions

A. **Controlling Law** – Except to the extent superseded by federal law, the laws of the State of Texas shall be controlling in all matters relating to the Plan, including construction and performance thereof.

B. **Captions** – The captions of sections and paragraphs of this Plan are for the convenience of reference only and shall not control or affect the meaning or construction of any of its provisions.

C. **Facility of Payment** – Any amounts payable hereunder to any Participant who is under legal disability or who, in the judgment of the Committee, is unable to properly manage his or her financial affairs may be paid to the legal representative of such Participant or may be applied for the benefit of such Participant in any manner which the Committee may select, and any such payment shall be deemed to be payment for such Participant's Account and shall be a complete discharge of all liability of the Company with respect to the amount so paid.

D. **Withholding of Payroll Taxes** – The Company shall withhold from a Participant's Compensation, all federal, state and local income, employment and other taxes required to be withheld by the Company with respect to any deferrals under the Plan, in amounts and in a manner to be determined in the sole discretion of the Company.

The Company, or the Trustee of the Trust, shall withhold from any distributions made to a Participant under this Plan, all federal, state and local income, employment, and other taxes required to be withheld by the Company or the Trustee of the Trust, in connection with such distributions, in amounts and in a manner to be determined in the sole discretion of the Company and/or the Trustee of the Trust.

E.   **Administrative Expenses** – All expenses of administering the Plan shall be borne by the Company. No part thereof shall be charged against any Participant's Account or any amounts distributable hereunder.

F.   **Severability** – Any provision of this Plan prohibited by the law of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition without invalidating the remaining provisions hereof.

G.   **No Liabilities** – Except as otherwise expressly provided herein, no member of the Board of Directors of the Company and no officer, employee, or agent of the Company shall have any liability to any person, firm, or corporation based on or arising out of the Plan, except in the case of gross negligence or fraud.

H.   **Binding on all Successors** – In the event of a Change of Control, any surviving or acquiring corporation shall (i) assume the Plan and all obligations hereunder, and (ii) agree to substitute shares of common stock of such surviving or acquiring corporation for shares of Stock in this Plan. In the event any surviving or acquiring corporation refuses to assume the terms set out in this section, then each Participant will receive the balance in his or her Compensation Deferral Account in a single lump sum of cash payable on the date that is six months and one day following the Change of Control. Amounts in the Compensation Deferral Account and the Restricted Stock Deferral Account shall be paid in accordance with the terms of the most recent Deferral Elections related to such amounts unless a timely election has been made for a distribution at Change of Control.

I.   **Section 16(b)** – Notwithstanding any provision to the contrary, Participants who are actually or potentially subject to section 16(b) of the Securities Exchange Act of 1934, as amended, shall be subject to any procedures adopted by the Committee, including without limitation the delay of any payment from a Participant's Restricted Stock Deferral Account and/or Stock Option Gain Account.

J.   **Section 162(m) Deduction Limitation** – In the event the Company would be denied a deduction for amounts otherwise payable in any Plan Year to a Participant under **Section VIII** by reason of the application of section 162(m) of the Code, the Committee, in its sole discretion, may reduce any payment otherwise due to such Participant (but not below zero) to the extent necessary to avoid such application of section 162(m) and such amount not paid and the net earnings or dividend equivalents thereon shall be paid to the Participant in the earliest Plan Year(s) in which payment may be made without application of section 162(m).

XVII. Unfunded Status of Plan

It is the intention of the parties that the arrangements herein described be unfunded for tax purposes and for purposes of Title I of ERISA. Plan Participants have the status of general unsecured creditors of the Company or any Participating Company. The Plan constitutes a mere promise by the Company to make payments in the future.

The Company may establish the Trust(s) with the Trustee, pursuant to such terms and conditions as are set forth in the Trust agreement(s) to be entered into between the Company and the Trustee. The Trust is intended to be treated as a "grantor" trust under the Code and the establishment of the Trust is not intended to cause Participants to realize current income on amounts contributed thereto, and the Trust shall be so interpreted.

XVIII. Rights to Benefits

A Participant's rights' to benefit payments under the Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Participant or the Participant's beneficiaries.

XIX. Code Section 409A Compliance

A. **Prohibition on Accelerations and Changes in Time and Form of Payment** – No payment of any amount due under this Program shall be accelerated unless such acceleration is provide for in Treas. Reg. section 1.409A-3(j). No payment of any amount due hereunder shall be delayed beyond the time specified for payment herein except to the extent such delay is one of the delays for which the payment is treated as made upon the date specified in the plan under Treas. Reg. section 1.409A-3(d), if the payment is a disputed payment under Treas. Reg. section 1.409A-3(g), or if the payment was delayed pursuant to Treas. Reg. section 1.409A-2(b)(7). This Program shall not permit any subsequent changes in the time or form of payment or subsequent elections (as such phrase is defined in Treas. Reg. section 1.409A-2(b)) which would defer the payment of amounts specified to be paid hereunder.

B. **Construction Consistent with Treasury Regulations** – In applying the terms and conditions of this Program, the following principles shall be applicable:

(1) Construction of Ambiguities. In construing any ambiguity regarding a matter that bears upon the compliance of this Program with the requirements of Code section 409A, the Committee shall, to the extent possible, construe such ambiguity in a manner consistent with the requirements Code section 409A and the final regulations issued thereunder.

C. **Good Faith Compliance** – This amended and restated Plan shall be effective as of January 1, 2008. This Plan was operated in good faith compliance with the requirements of section 409A of the Code, Notice 2005-1, and Proposed Treasury Regulation sections 1.409A-1 through 3 and 6 for periods from January 1, 2005 through December 31, 2007. For periods from January 1, 2008 through December 31, 2008, this Plan was operated in good faith compliance with section 409A of the Code, Treasury Regulation sections 1.409A-1 through 3 and 6, and to the extent an issue was not addressed in such authorities, in good faith compliance with Notice 2005-1.

D.   **Initial Election** – Such election may be filed within 30 days of the first date the Participant became eligible to participate in any account balance type of nonqualified deferred compensation plan maintained by the Company or any of its Affiliates subject to section 409A of the Code with the type of plan determined under Treas. Reg. § 1.409A-1(c).

E.   **Election Filing** – All elections must be filed with the Committee or the designated third party administrator. An election is deemed filed with the Committee on the business date it is received by the Committee or the third party administrator, the date it is postmarked by the U.S. Postal Service as mailed to the Committee via first class U.S. mail, priority mail or express mail and is properly addressed, or the date it is received by an overnight courier service and is properly addressed. Elections must be addressed to the following to be properly addressed:

Alcon Executive Deferred Compensation Plan Committee

6201 South Freeway,

Fort Worth, Texas 76134,

or the third party administrator of the Plan which information shall be provided to Participants.

IN WITNESS WHEREOF, the Sponsor has caused this Plan to be executed this the 18th day of December, 2008.

ALCON LABORATORIES, INC.

By:

/s/ Cary Rayment
Cary Rayment, Chairman of the Board,
Chief Executive Officer and President

By:

/s/ Richard Croarkin
Richard Croarkin, Sr. Vice President, Finance
and Chief Financial Officer

APPENDIX A

I.   Determination of Benefits

    A.   **Claim** – A person who believes that he is being denied a benefit to which he is entitled under the Plan (hereinafter referred to as a "Claimant") may file a written request for such benefit with the Company, setting forth his claim. The request must be addressed to the Board of the Company related to the Participant at its then principal place of business.

    B.   **Claim Decision** – Upon receipt of a claim, the Company shall advise the Claimant that a reply will be forthcoming within ninety (90) days and shall, in fact, deliver such reply within such period. The Company may, however, extend the reply period for an additional ninety (90) days for reasonable cause. If the claim is denied in whole or in part, the Company shall adopt a written report, using language calculated to be understood by the Claimant, setting forth:

        (1)   The specific reason or reasons for such denial;

        (2)   The specific reference to pertinent provisions of this Plan upon which such denial is based;

        (3)   A description of any additional material or information necessary for the Claimant to clarify his claim and an explanation why such material or such information is necessary;

        (4)   Appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review; and

        (5)   The time limits for requesting a review.

    C.   **Request for a Review** – Within sixty (60) days after the receipt by the Claimant of the written report described above, the Claimant may request in writing that the Board review the determination of the Company. Such request must be addressed to the Board's principal place of business. The Claimant or his duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Company. If the Claimant does not request a review of the Company's determination by the Board within such sixty (60) day period, he shall be barred and stopped from challenging the Company's determination.

    D.   **Review of Decision** – Within sixty (60) days after the Board's receipt of a request for review, they will review the Company's determinations. After considering all materials presented by the Claimant, the Board will render a written report, written in a manner calculated to be understood by the Claimant, setting forth the specific reasons for the decision and containing specific references to the pertinent provisions of this Plan on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Board will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.